

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 9, 2017

<u>Via E-mail</u>
Mr. Jaime Vasquez
Chief Financial Officer
AK Steel Holding Corporation
9227 Centre Pointe Drive
West Chester, Ohio 45069

  RE: **AK Steel Holding Corporation**
    Form 10-K for the Year Ended December 31, 2016
    Filed February 17, 2017
    Form 8-K
    Filed January 24, 2017
    File No. 1-13696

Dear Mr. Vasquez:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management Discussion and Analysis of Financial Condition and Results…, page 16

Non-GAAP Financial Measures, page 23

1. Please expand your disclosures to clarify why there is no apparent tax effect relate to your 2016 and 2015 adjustments. Please present the income tax effects of your non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments. Please also address this comment as it relates to future earnings press releases. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 8-K filed on January 24, 2017

2.   You present non-GAAP performance financial measures which remove pension charges. Please address the following:

- Please expand your disclosures to clearly state what the adjustment to remove pension charges represents in the context of your pension accounting policy. For example, you should clarify how you accounted for these actuarial gains or losses in your historical financial statements;

- Please provide quantitative context for the actual and expected plan asset returns. Please expand your disclosures to explain that your non-GAAP financial measures reflect the expected return on plan assets as a result of your non-GAAP financial measures removing the expense from actuarial gains or losses associated with your defined benefit plans; and

- Please disclose why you believe providing non-GAAP financial measures which adjust for the expense from actuarial gains or losses provides useful information to investors.

In this regard, we note the disclosures provided on page 23 of your Form 10-K for the year ended December 31, 2016 regarding the exclusion of your corridor charge from your non-GAAP measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                                    Sincerely,

                                    /s/ John Cash

                                    John Cash
                                    Accounting Branch Chief
                                    Office of Manufacturing and
                                    Construction